EXHIBIT 99.1

POET Technologies Inc.
Head Office:	USA Office:
Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	2550 Zanker Road San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Partners with Wavetek, Cites Promising Initial Results

SAN JOSE, CA, and HSINCHU SCIENCE PARK, TAIWAN, R.O.C. (MARKETWIRED, January 27, 2016) – POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK) a developer of opto-electronics fabrication processes for the semiconductor industry, today achieved a significant milestone in its lab-to-fab transition with the announcement of a manufacturing services agreement with Wavetek Microelectronics Corporation (the “Agreement”), a member of UMC’s New Business Group.

The POET platform transfer and manufacturing agreement with the Hsinchu Science Park based Gallium Arsenide foundry is an acceleration of POET’s ultimate objective of working with a “pure-play” foundry offering a wide range of dedicated, flexible and competitive foundry services.

POET reported that it is encouraged by the promising initial results of its wafers sourced from its epitaxial wafer partners processed in the Wavetek facility using POET’s proprietary technology, which has recently been transferred under a Nondisclosure Agreement between POET and Wavetek. The Agreement addresses all current manufacturing requirements (including Vertical Cavity Surface Emitting Lasers (VCSELs)) in POET’s ongoing commercialization initiative. A previously announced subsisting manufacturing services agreement was limited to prototype demonstration of VCSELs.

“Wavetek is respected internationally as a pure-play foundry,” said POET Chief Operations Officer Dr. Subhash Deshmukh. “Its manufacturing capabilities provide POET the foundry services we need to meet the high volume and cost requirements that are critical to our success in delivering low cost monolithically integrated opto-electronic transceivers.”

“We are extremely pleased to work with an innovative and disruptive technology leader like POET,” said Wavetek President C.G. Shih. “Wavetek is excited to provide the high-volume manufacturing capabilities POET needs to spark a rapid expansion of opto-electronics applications such as those enabled by the POET platform.”

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that its advanced opto-electronics fab processes platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart-system fabrication. More information may be obtained at www.poet-technologies.com.

POET Technologies Inc. – News Release of January 27, 2016	Page 2

About Wavetek

Wavetek Microelectronics Corporation is a member of UMC’s New Business Group. Wavetek is located at UMC Fab 6A in the Hsinchu Science Park, Taiwan, and was established as the science park’s first 6-inch GaAs (Gallium Arsenide) foundry. Wavetek owns the most highly advanced III-V manufacturing process and facility that leverages expansive scale to deliver competitive, value-added products and services for customers. More information may be obtained at www.wtkmicro.com.

For further information:

Robert Ferri

Robert Ferri Partners

Tel: (415) 575-1589

Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations that Wavetek’s manufacturing capabilities provide POET the foundry services we need to meet the high volume and cost requirements that are critical to our success in delivering low cost monolithically integrated opto-electronic transceiver, as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Suite 501, 121 Richmond St. W., Toronto, ON, M5H 2K1 - Tel: 416-368-941 - Fax: 416-861-0749